Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Below is a list of our major subsidiaries as of March 25, 2021, their jurisdictions of incorporation or formation and the name under which they do business. Each is wholly owned unless otherwise noted.

Subsidiary	Jurisdiction
Rush Street Interactive, LP	Delaware

Rush Street Interactive NJ, LLC	Delaware

Rush Street Interactive PA, LLC	Delaware

Rush Street Interactive IN, LLC	Delaware

Rush Street Interactive Colorado, LLC	Delaware

Rush Street Interactive Iowa, LLC	Delaware

Rush Street Interactive Latin America, LLC	Delaware

Rush Street Interactive Development, LLC	Delaware

Rush Street Interactive NY, LLC	Delaware

Rush Street Interactive IL, LLC	Delaware

Rush Street Interactive MI, LLC	Delaware

Rush Street Interactive Brazil, LLC	Delaware

RSI VA, LLC	Delaware

RSI WV, LLC	Delaware

Rush Street Interactive Colombia S.A.S.	Colombia

Rush Street Interactive Participacoes Ltda.	Brazil